Mail Stop 4561

May 19, 2006

*By U.S. Mail and facsimile to (415) 975-6871.*

Howard I. Atkins
Senior Executive Vice President and Chief Financial Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

> **Re: Wells Fargo & Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Response filed on March 12, 2006**

Dear Mr. Atkins:

We have reviewed your response and have the following additional comment. We have limited our review to only the issue raised in our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your response. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to the second comment included in our March 2, 2006, letter, and the last risk factor included on page 28 of your Form 10-Q for the fiscal quarter ended March 31, 2006, regarding the possibility of regulatory violations and OFAC penalties. Please expand this risk factor in future filings to address your 2003 and 2005 settlements with OFAC.

* * * * *

As appropriate, please provide us with your response within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rebekah Moore at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,


Kevin W. Vaughn
Branch Chief